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                               February 7, 2022

       Wah Leung
       Chief Executive Officer
       Bylog Group Corp.
       84/1 Bilang, Hutan #402
       Dalian City Lianoning Province, China

                                                        Re: Bylog Group Corp.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2021
                                                            Filed July 12, 2021
                                                            File No. 333-211808

       Dear Mr. Leung:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2021

       Part I, page 1

   1. At the onset of Part 1, please provide prominent disclosure about the legal and operational risks associated with
having the majority of the company   s operations in China. Your
                                                        disclosure should make
clear whether these risks could result in a material change in your operations and/or the
value of your shares or could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to
                                                        data security or
anti-monopoly concerns, has or may impact the company   s ability to
                                                        conduct its business,
accept foreign investments, or list on an U.S. or other foreign exchange.
 Wah Leung
FirstName LastNameWah  Leung
Bylog Group Corp.
Comapany7,NameBylog
February   2022      Group Corp.
February
Page 2 7, 2022 Page 2
FirstName LastName
2. At the onset of Part I, describe the significant regulatory, liquidity, and enforcement risk to your investors associated with being based in or having the
majority of the company   s
         operations in China. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, acknowledge the risks that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. At the onset of Part I, disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
         China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or whether approvals have been denied. Please describe the consequences to you and your investors if you (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
4. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, include a discussion at the onset of Part I explaining how this oversight impacts your business and to what extent you believe you are compliant with the regulations or policies that have been issued by the
         CAC to date.
5. At the onset of Part I, provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash across borders, and to U.S. investors. Also, describe any restrictions and limitations on your ability to distribute earnings from the company, including any subsidiaries, to the
         U.S. investors.
6. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. At the onset of
Part 1, disclose
         whether your auditor is subject to determinations announced by the PCAOB on December
         16, 2021 and whether and how the Holding Foreign Companies Accountable Act
         (HFCAA) and related regulations will affect your company. If the PCAOB has been or is currently unable to inspect your auditor, revise to disclose as such. Also, disclose any material risks to the company and investors if it is later determined that the PCAOB is
 Wah Leung
Bylog Group Corp.
February 7, 2022
Page 3
         unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the HFCAA and as a result an exchange may determine to delist your securities.
7. At the onset of Part I, disclose that the United States Senate has passed the Accelerating
         Holding Foreign Companies Accountable Act, which, if enacted, would decrease the
         number of    non-inspection years    from three years to two years,
and thus, would reduce
         the time before your securities may be prohibited from trading or delisted. Ensure that your disclosure reflects that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Item 9A. Disclosure Controls and Procedures, page F-11

8. Please revise to describe the changes in your controls and procedures that led management to conclude your disclosure controls and procedures were effective as of March 31, 2021 when they were not effective at December 31, 2020. Similarly, explain how management determined that disclosure controls and procedures were again not effective at September
         30, 2021. Also, discuss any changes in your internal control over financial during the reported quarter that impacted your evaluations. Refer to Item 308(c) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Branch Chief at 202-551-3499 if you have any questions.



FirstName LastNameWah Leung                                    Sincerely,
Comapany NameBylog Group Corp.
                                                               Division of
Corporation Finance
February 7, 2022 Page 3                                        Office of
Technology
FirstName LastName